SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.

1.  NAME AND ADDRESS OF REPORTING PERSON
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Kaplan, Mark E.
400 Three Springs Drive
Weirton, WV 26062

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------
###-##-####

4.  STATEMENT FOR MONTH/YEAR
----------------------------

12/99
5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
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6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
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[ ]  DIRECTOR            [ ]  10% OWNER
[x]  OFFICER (give title)[ ]  OTHER (Specify below)

Vice President-Information Technology & Controller
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TABLE I.  NON-DERIVATIVE SEURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED

1.  TITLE OF SECURITY

2.  TRANSACTION DATE

3.  TRANSACTION CODE

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------

5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH

6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)

7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP

                -----------------------------------------------

TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Common Stock Options

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY
     $3.88 per share

3.  TRANSACTION DATE (MONTH/DAY/YEAR)
     December 21, 1999

4.  TRANSACTION CODE
     A

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------
          99,750

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------
Options vest incrementally in the       6/24/2002
percentages indicated and become
exercisable on the day
following the day on which the 30-day
closing price of the Common Stock first
equals or exceeds the following prices:
10% @$3.88; 20% @$4.50; 30% @$5.25;
and 40% @$8.00. All options are exercisable on June 23, 2002 unless they have vested on the foregoing accelerated basis.

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
     Weirton Steel Common Stock    99,750 shares

8.  PRICE OF DERIVATIVE SECURITY

9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH
     301,000

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)
     D

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP